Exhibit 99.1
Duoyuan Global Water Inc. Announces Resignation of Four Directors, and Appoints New Members to the Board of Directors, New Board Committees and New Members to the Special Investigation Committee
BEIJING, May 4, 2011 /PRNewswire via COMTEX/ —
Duoyuan Global Water Inc. (NYSE: DGW) (“Duoyuan” or the “Company”), a leading China-based domestic water treatment equipment supplier, today announced that on April 20, 2011, four of the Company’s six independent directors resigned and that on April 21, 2011, the Company’s board of directors (“Board of Directors”) appointed four new directors. The directors resigning from the Company were Charles Firlotte, Joan M. Larrea, David Nickols and Ping Wei, three of whom were members of one or more of the Company’s audit committee, compensation committee and nominating and corporate governance committee. The resigning directors provided a letter to the Company raising concerns regarding management’s level of cooperation in the ongoing independent review of the Company’s internal controls and the ongoing independent investigation of the Company’s business practices.
The Board of Directors met on April 21, 2011 and appointed Mr. David Shing Yim Chau, Mr. Junjie Liu, Mr. Ronglin Qiao and Mr. Paul Yanlei Wu to the Board of Directors. The Company has concluded that Messrs. Chau and Wu are independent directors under the rules of the United States Securities and Exchange Commission (“SEC”) and the New York Stock Exchange. Messrs. Liu and Qiao are not independent directors as they hold executive positions with the Company.
Effective April 21, 2011, Skadden, Arps, Slate, Meagher & Flom LLP & Affiliates (“Skadden”) withdrew as special counsel to the Audit Committee and Special Investigation Committee performing the review initiated in September 2010 as well as the recently initiated investigation.
The Board of Directors also appointed Mr. David Chau, Mr. Frank H. Miu (an existing independent director) and Mr. Paul Wu as members of the Company’s audit committee. Mr. David Chau will serve as the chairman of the audit committee and qualifies as an audit committee financial expert. The Board of Directors also appointed Mr. Frank Miu, Mr. Paul Wu, and Mr. Yuefeng Yu (an existing independent director) as members of the compensation committee. Mr. Paul Wu will serve as chairman of the compensation committee. The Board of Directors also appointed Mr. David Chau, Mr. Mr. Frank Miu and Mr. Yuefeng Yu as members of the nominating and corporate governance committee. Mr. Yuefeng Yu will serve as chairman of the nominating and corporate governance committee. As of a result of these appointments, the Company is in compliance with the

New York Stock Exchange’s requirements with respect to the composition of the Board of Directors and the independence of board and committee members.
The newly constituted Board of Directors voted to continue the ongoing independent investigation of the Company’s business practices, including but not limited to a review of the Company’s finances, accounting, operations and internal controls by a special investigation committee (“Special Investigation Committee”). The Special Investigation Committee will consist of Mr. David Chau, Mr. Paul Wu, Mr. Yuefeng Yu and Mr. Frank Miu. Mr. David Chau will serve as chairman of the Special Investigation Committee.
On May 3, 2011, the Special Investigation Committee engaged the international law firm of Baker & McKenzie to serve as its special counsel in connection with the investigation. Baker & McKenzie will retain an international accounting firm to assist in the conduct of the investigation and in the assessment and review of finance and accounting matters. The team of Baker & McKenzie and the international accounting firm will advise and assist the Special Investigation Committee with its investigation all as previously disclosed in prior press releases.
Mr. David Chau has over 20 years’ experience in corporate finance, working on projects ranging from initial public offerings to restructuring of enterprises for cross-border and domestic takeovers in the People’s Republic of China (“China”). He was formerly a partner in the Hong Kong office of one of the Big Four accounting firms, heading merger and acquisition and corporate advisory services. Mr. David Chau is a member of the Hong Kong Securities Institute, the Institute of Chartered Accountants of England and Wales (“ICAEW”) with the Corporate Finance Qualification granted by ICAEW, and the Hong Kong Institute of Certified Public Accountants (“HKICPA”). Mr. Chau was formerly a committee member of the Disciplinary Panel of HKICPA. He is an executive director of Up Energy Development Group Limited and a non-executive director of Shandong Molong Petroleum Machinery Company Limited, Lee & Man Paper Manufacturing Limited, Varitronix International Limited, Evergrande Real Estate Group Limited and Man Wah Holdings Limited, all of which are listed on the main board of the Stock Exchange of Hong Kong Limited. In addition, he is the chief executive officer of Fortune Investment Fund.
Mr. Paul Wu is the senior partner and managing partner of Shu Jin Law Firm’s Shanghai office. As the founding member of the firm, which is one of the largest law firms in Southern China, he helped establish the Washington, D.C. office under the directive of the Department of Justice of China and was instrumental in setting up the Shanghai office. The firm now has 100 lawyers including 23 lawyers in the Shanghai office. The major focus of Mr. Wu’s practice includes corporate law, securities law, foreign direct investments (“FDI”) and FDI dispute resolutions. Major dispute resolution cases include representing Kimberly Clark (Asia Pacific) to convert a joint venture in Shanghai into a wholly foreign owned enterprise and resolving six other joint venture investment disputes in other parts of the country; American Standard’s investment disputes with

Jiangsu Shuang Liang Air-conditioning Co. (intellectual property disputes and buyout disputes); and representing the International Financial Corporation, a branch of the World Bank to dissolve several investment projects in South China, including Zhong Hua Bicycles, which went bankrupt under the court supervision. In addition, Mr. Wu represented the State of Hawaii in setting up its tourism representative offices in China, and in advisory contract negotiations for the 2008 Summer Olympic Games. Mr. Wu is also the chairman and chief executive officer of Shanghai FS Investment Consulting Co. Ltd., an e-commerce investment consulting company. Mr. Wu is a member of the China Advisory Council for Bunge Ltd., a New York Stock Exchange listed company. Mr. Paul Wu is a member of the bar in both China and the District of Columbia in the United States.
Mr. Ronglin Qiao has been the Company’s chief operating officer since April 2008. Since January 2008, Mr. Qiao has also served as the general manager of Duoyuan Beijing. Since 1994, Mr. Qiao held various positions at Duoyuan Beijing, including sales representative, manager, deputy sales director, vice president and general manager. From July 1989 to September 1994, Mr. Qiao was a teacher and a product designer at Beijing Mechanical & Electrical Poly-technique School. Mr. Qiao obtained a bachelor of science degree in mechanical engineering from Tianjin Normal University in 1989 and a master’s degree in environmental engineering from the Chinese Academy of Sciences in 2005.
Mr. Junjie Liu has been the Company’s executive president since December 2008, and also served as the general manager of Duoyuan Langfang. Mr. Liu has been with the Company or its affiliates since July 1997 and has held various positions, including engineer, planning manager, logistics manager and assistant finance director. Mr. Liu holds a degree in mechanical engineering process and equipment from Ningxia Institute of Technology that he received in 1995.
Mr. Wenhua Guo, the chairman of the Board of Directors, stated: “I believe that the two new independent directors will bring the Company a fresh perspective as we move forward, and I am confident that Messrs. Qiao and Liu will be significant contributors to the board as well. In addition, I believe that the proven experience in finance, accounting and law of our two new independent directors will help with the conduct of the special investigation. It is my hope that our new independent directors will take an active role and work closely with management to oversee the planning and execution of a wide range of strategies designed to meet long-term growth objectives, including establishing and maintaining relationships focused on creating sustainable revenue, profit, and shareholder value. We are optimistic that the newly appointed Special Investigation Committee will be able to work quickly towards a thorough and an early completion of their investigation.”

About Duoyuan Global Water Inc.
Duoyuan Global Water Inc. is a leading China-based domestic water treatment equipment supplier. Duoyuan’s product offerings address key steps in the water treatment process, such as filtration, water softening, water-sediment separation, aeration, disinfection and reverse osmosis. Duoyuan offers a comprehensive set of complementary products across three product categories: water conservation, including circulating water treatment; water purification; and water reuse treatment, including wastewater treatment. The Company has an extensive local distribution network, which provides proximity to end-user customers and responsiveness to local market demand. Learn more at www.duoyuan-hq.com.
Cautionary Note Regarding Forward-Looking Statements
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. These forward-looking statements may include, but are not limited to, statements containing words such as “may,” “could,” “would,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “expects,” “intends” and “future” or similar expressions. These forward-looking statements speak only as of the date of this press release and are subject to change at any time. These forward-looking statements are based upon management’s current expectations and are subject to a number of risks, uncertainties and contingencies, many of which are beyond the Company’s control that may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company’s actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading “Item 3. Key Information — Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2009, filed with the Securities and Exchange Commission on June 18, 2010, and in documents subsequently filed.
Contact Information
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SOURCE Duoyuan Global Water Inc.